   Analyst Day PresentationNovember 2021

Disclaimer

This investor presentation (this "Presentation") is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Business Combination") between Sports Entertainment Acquisition Corp. ("SEAH") and SGHC Limited and its subsidiaries (the "Company"). The information contained herein does not purport to be all-inclusive and none of SEAH, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of SEAH or the Company. The information contained herein is preliminary and is subject to change, and such changes may be material. The Company's business is subject to a number of risks that are not described in this Presentation, including those set forth in the description of forward-looking statements below and in the Summary of Risk Factors at the end of this Presentation, which are further described in the registration statement filed by Super Group (SGHC) Limited ("NewCo") with the SEC on Form F-4 on September 9, 2021, as amended from time to time (the "Registration Statement"), which contains a preliminary prospectus and proxy statement.

This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SEAH, the Company or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this Presentation.

Forward-Looking Statements. Certain statements in this Presentation are forward-looking statements. Forward-looking statements generally relate to future events or SEAH's or the Company's future financial or operating performance. For example, projections of future Gross Gaming Revenue, Net Gaming Revenue, EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SEAH and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SEAH, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SEAH, or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of SEAH or the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; (10) the possibility that SEAH, the Company or the combined company may be adversely affected by other economic, business and/or competitive factors, such as the COVID-19 pandemic; (11) the Company's estimates of its financial performance, expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) PJT Partners Holdings LP, an affiliate of PJT Partners LP, holds Class B Common Stock in SEAH through SEAH's sponsor, as well as private placement warrants, and as a result PJT Partners LP may have a potential conflict of interest regarding the Business Combination; (13) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in SEAH's final prospectus relating to its initial public offering dated October 5, 2020 and in subsequent filings with the Securities and Exchange Commission ("SEC"), including the proxy statement/prospectus relating to the Business Combination filed by NewCo.

sghc Super group

2

 Disclaimer (cont’d)  2  Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not rely on forward-looking statements, which speak only as of the date they are made. None of SEAH, the Company or NewCo undertakes any duty to update these forward-looking statements.Non-IFRS Financial Measures. This Presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards or International Accounting Standards issued or adopted by the International Accounting Standards Board (“IFRS”), including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Gaming Revenue and Net Gaming Revenue, in each case presented on a non-IFRS basis, and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.The Company believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Please refer to footnotes where presented on each page of this Presentation or to the Glossary of Terms found at the beginning of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with IFRS.This Presentation also includes certain projections of non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included.Use of Projections. This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Net Gaming Revenue and Gross Gaming Revenue, for the Company’s fiscal years 2021 and 2022, as well as long-term guidance. Neither the Company’s independent auditors, nor the independent registered public accounting firm of SEAH, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those references under “Forward-Looking Statements”. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

 Disclaimer (cont’d)  2  Industry and Market Data. In this Presentation, SEAH and the Company rely on and refer to certain information and statistics obtained from third-party sources including reports by market research firms and results of peer companies. Neither SEAH nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data.This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (C), (R) or TM symbols, but SEAH and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.Additional Information. In connection with the proposed Business Combination, NewCo filed a Registration Statement with the SEC, which included a proxy statement/prospectus and certain other related documents, which included both the proxy statement to be distributed to holders of shares of SEAH’s common stock in connection with SEAH’s solicitation of proxies for the vote by SEAH’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of NewCo to be issued in the Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SEAH’s stockholders and other interested persons are advised to read the Registration Statement, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about the parties to the Business Combination Agreement, the Company, SEAH and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SEAH as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration Statement, preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov.Participants in the Solicitation. SEAH and its directors and executive officers may be deemed participants in the solicitation of proxies from SEAH’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SEAH is contained in SEAH’s final prospectus relating to its initial public offering dated October 5, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed Business Combination, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov.The Company’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SEAH in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus for the proposed Business Combination, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov.

Today's Agenda

Topic	Speakers
Introduction and Transaction Summary	Eric Grubman, Chairman & CFO (SEAH) John Collins, CEO (SEAH)
Business Overview	Neal Menashe, CEO Richard Hasson, President & COO
Our Winning Hand	Neal Menashe, CEO Richard Hasson, President & COO
Product, Marketing & Technology	Neal Menashe, CEO Richard Hasson, President & COO
Behavioral Science & Data Analytics	Spencer McNally, Data & Analytics
Global Growth Opportunities	Neal Menashe, CEO Richard Hasson, President & COO
Financial Overview	Alinda van Wyk, CFO Spencer McNally, Data & Analytics
Closing Summary	Neal Menashe, CEO
Q&A	All

sghc Super group

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Today's Presenters

SEAH Management



Eric Grubman
Chairman and CFO of SEAH
Designated Chairman of Super Group

- Relevant Experience: 30+ years
- Former executive at On Location Experiences ("OLE"), the NFL, and Goldman Sachs



John Collins
CEO of SEAH
Designated Board Member of Super Group

- Relevant Experience: 30+ years
- Former executive at OLE, NHL, the NFL's Cleveland Browns, and the NFL

Super Group Management



Neal Menashe
CEO

- 20+ years in the online gaming industry
- Responsible for the development and execution of the business vision, strategy and growth



Richard Hasson
President and COO

- 10+ years in the online gaming industry
- Responsible for corporate development, strategy and commercial operations



Alinda van Wyk
CFO

- 20+ years in the online gaming industry
- Responsible for financial stewardship including financial affairs, reporting, budget setting and corporate governance



Spencer McNally
Data & Analytics

- 20+ years in the online gaming industry
- Responsible for data, analytics and revenue projection

sghc Super group

6

SGHC is Uniquely Positioned in the Gaming Universe

Illustrative Gaming Companies Universe



Super Group Advantage

World-wide Reach and Scale
Group licensed in 25 jurisdictions with ~3,700 employees and 2.5m+ monthly active customers

Dual Offering
High growth Betway coupled with cash generative Spin

Digital DNA
Asset-light business model limits capital expenditure and eliminates dependency on footfall

Proprietary Data Science and Technology
Guarantees operational excellence enhancing customer acquisition and responsible monetization

High Growth and Profitable
$350m estimated 2021 EBITDA (23% NGR margin)

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Proposed Transaction Summary

- SEAH has agreed to combine with Super Group based on a $4.75 billion pre-money equity valuation
- Assumes Super Group shareholders receive $465 million cash consideration and $4.29 billion of equity consideration[2]
- Transaction to be funded by up to $450 million of cash currently held in trust, and $300 million from Super Group's balance sheet
- >70% of Super Group shareholders by value will retain 100% of their respective pre-transaction stakes
- Earn-out award of up to approximately 10% of Super Group roll over equity[4] to be granted to Super Group shareholders upon achievement of certain performance hurdles
- After giving effect to the transaction, the company will have approximately $215 million of unrestricted cash with public equity currency to accelerate growth
- Pro Forma implied EV of $4.64 billion, or 13.3x 2021E Operational EBITDA
- Estimated closing in December 2021 / January 2022

Illustrative Sources and Uses ($m)[1]

Sources	
SEAH Cash in Trust	$450
Sellers' Equity	4,285
SPAC Sponsor Shares	113
Existing Balance Sheet Cash	300
Total	**$5,148**

Uses	
Cash to Selling Shareholders	$465
Sellers' Equity	4,285
SPAC Sponsor Shares	113
Transaction Expenses	70
Cash to Balance Sheet	215
Total	**$5,148**

Post-Transaction Ownership[3]


Public Shareholders
Sponsor
9.3%
2.3%
88.4%
SGHC Shareholders

[1] Assumes no redemptions.
[2] Based on a per share price of $10.00.
[3] Post-transaction ownership excludes shares subject to earn-out and warrants.
[4] Represents Super Group roll over equity assuming earn-out triggers are achieved.

Super group sghc

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Key Investment Highlights

#	Highlight	Metric 1	Metric 2
1	Holding company for leading online sports and online gaming with diversified global footprint	**$44bn+** *Wagers / Year[1]*	**25** *Licensed Jurisdictions (excl. U.S.)*
2	Proven ability to enter and profitably launch in new markets	**17** *In-Country Teams*	**26** *Languages Offered*
3	Proprietary data & analytics engine drives retention and monetization	**2.5m+** *Monthly Active Customers*	**45%+** *LTM GGR From Pre-2020 Customers[1]*
4	Globally recognized sports brand with proven marketing and sponsorship strategy	**betway** *Global Sports Brand*	**65+** *Betway Brand Partnerships*
5	Poised to benefit from strategic entry into the U.S.	**$53bn** *TAM at Maturity*	**11** *U.S. Market Access Deals [2]*
6	Strong financial profile with debt free balance sheet	**$350m** *Estimated 2021 Operational EBITDA*	**31%** *'20 – '22 Operational EBITDA CAGR (excl. U.S.)*
7	Deep bench of experienced management supported by fully-scaled employee base and long-term shareholders	**~3,700** *Employees*	**>70%** *Of shareholding by value not selling any shares*

sghc Super group

1. 12 months ending June 2021.
2. DGC has secured market access deals in up to an initial 11 states, including a temporary license obtained for Arizona. Super Group has executed a definitive agreement to acquire DGC, subject to regulatory approvals and other customary closing conditions.

9

             Neal Menashe, CEORichard Hasson, President & COO  Business Overview

   Our VisionTo provide first-class entertainment to the worldwide betting and gaming community                                    Our Winning HandWorld-wide focus…to reach as many customers as possibleGlobal sports brand and multi-brand casino…to drive global awarenessData-driven…to make the best possible decisions in real timeCulture…customer centric and responsible    11

Super Group Overview

Providing **first-class entertainment** to the worldwide betting and gaming community **for over 20 years**

betway

Single-brand online sportsbook

- *Global footprint & market share*
- *Strategic partnerships with teams and leagues worldwide*
- ***Profitable and high-growth sports betting offering***

spin

Multi-brand online casinos

- *Established market leadership in high-growth markets*
- *Data-led digital and affiliate marketing campaigns*
- ***Robust free cash flow with potential for further upside***

 Established Global Footprint with Significant Room to Expand    13              $1.1bn NGR2      22%Europe  48% Americas  RoW 18%  HighlightsFully scaled operations with ~3,700 employees across 17 in- country teams; product offered in 26 languagesOver $44bn in wagers in the last twelve months1Licensed in 25 jurisdictions (excluding the U.S.)2020 Revenue Mix by GeographyAfrica12%    1. 12 months ended June 2021.  2. See “Reconciliation to Financial Statements in F-4 – NGR.”

Operating at Scale with Continued Growth

Super Group has **strong topline growth driven by global expansion** and new customers

Net Gaming Revenue[1] ($m)


CAGR 30%
$456
$418
$492
$622
$769
1H19
2H19
1H20
2H20
1H21

Average Monthly Active Customers (m)


CAGR 65%
0.9
1.1
2.5
1H19
1H20
1H21

1. See "Reconciliation to Financial Statements in F-4 – NGR."

14

 We Are Uniquely Positioned in Global Online Gaming  15  888 Holdings pro forma for announced acquisition of William Hill International.Announced acquisition of Golden Nugget Online Gaming by DraftKings.          Pending Transaction2  1888          Digital Only           Global Footprint            Control of Tech Stack              Single Sports Brand           Online Casino Breadth             Profitable             Debt Free         

We Have a Powerful Combination of Profitability and Growth

Companies with >10 U.S. Market Access deals

✓



Growth
'19A – '22E Revenue CAGR >20%
Profitability
'22E Adj. EBITDA Margin >15%
POINTSBET
DRAFT KINGS
RUSH STREET
Super group
sghc
CAESARS ENTERTAINMENT
Entain
Flutter
kindred
PENN NATIONAL GAMING, INC.

- ✓ Only global gaming company of scale with **combination of growth and profitability**
- Substantial **cash flow generation** with **no debt** outstanding
- ✓ Global footprint with **multiple new market opportunities**
- ✓ **Established U.S. market access** with **proven capability** to profitably enter new markets
- ✓ **Poised to benefit** from consolidating industry

Source: PointsBet, Rush Street Interactive, DraftKings, Entain, Flutter and Kindred based on BES Consensus estimates as of 09-Nov-2021; Caesars and Penn National Gaming based on research reports as of 09-Nov-2021.
Note: 888 Holdings and Betsson AB excluded from diagram as these do not meet required growth, profitability or market access thresholds.

16

We Benefit from Strong Industry Tailwinds

- **Regulatory momentum globally**, especially in key markets such as the United States, Canada and Germany
- **Shift to mobile and digital gaming** accelerated by COVID-19 pandemic
- Growing importance of having a **strong online casino offering** to anchor sports betting offerings
- **Controlling the data, analytics and tech stack** that drives our marketing and operations
- Driving efficient customer acquisition cost through **data analytics and behavioral science**
- Increasing focus on **profitability and a sustainable financial model**
- **Industry consolidation and strategic activity**; we have a strong, debt-free balance sheet and plan to actively pursue M&A sghc Super group

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 Continuing to Execute on Our Growth Strategy  Strong 1H21 Operating and Financial Performance  Positive Regulatory Momentum  Now Live in Five U.S. States  Continued Engagement with Key Brand Partners  Launched in More International Markets  Continued Investment in Technology and Data Analytics to Drive Outsized Performance    18

         Our Winning Hand  Neal Menashe, CEORichard Hasson, President & COO

 Why Super Group has Grown Organically  20  Digital-only since day oneSingle-brand global sportsbook (10+ years)Multi-brand casino (20+ years)Control of technology stackObsession with data and analyticsUnparalleled understanding of customersROI-driven marketingHighly experienced global workforce  •

 Digital Pioneers Driven by DataData is the building block of every decision Super Group takes  Data & analytics is an integral part of our DNA – it allows us to make the right decisions at the right times in the right markets  Robustness: All potential variables and scenarios are considered when making a decision  Accuracy: Data is collected in real time using best-in-class technology  Uniformity: Decisions across the group are based on the same data                  21

 Data and Analytics Enhances Customer Experience  Customer-level AI identifies customer attributes and provides real time highly personalized offering  Data & analytics creates a feedback loop constantly improving offering with every customer interaction  100+ million data points analyzed per day on average      Millions of customer data points per day  Data and analytics platform    Marketing systems    Products and offering    New and Existing Customers  Feedback loop  Millions of customer data points per day      Feedback loop    22

Constant Optimization of Customer Journey

With data and analytics, we **constantly improve the customer journey** through better unit economics and decreased churn

Customer Segmentation

Customer-level AI identifies customer attributes and provides **personalized bet recommendations**

Data-Driven Bonus Modelling

Real-time, **dynamic** bonus calculation based on customer behavior



Data & Analytics
Product
Mostly sport
Deposit
Medium
Customer DNA
Lifestyle
Active
Churn
Medium

Real-time
Personalized Offers

Bespoke
Data-driven bonus calculators



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Super group sghc

23

 Super Group is in Control of its Own Technology Stack  Super Group owns or has exclusive, long-term partnerships for all its core technology assets in all material markets  Control over technology allows alignment in roadmap, country launches and features  End-to-end integration of best-in-class technology        Web & Mobile UX/UI   Ownership In-House Exclusive 3rd party  iGaming Platform1  Sportsbook Engine  Sports Pricing, Trading and Odds  iGaming & Sports Content  PAM – Wallet, Accounts, Rewards  PAM - Payments    SGHC is in control of core technology  24  1. Exclusive, apart from one customer in the UK

Highly Experienced Global Team Operating Locally


Super Group Management
betway
spin
UK / Europe / RoW
Africa / LATAM / CEE
U.S.
Jackpot City
Spin Casino
Others
Centers of Excellence
Payments
People
Marketing
Data
Technology

- Super Group's HQ management team guides the devolved divisions
- Betway and Spin Group manage their respective divisions and brands
- Supported by centers of excellence (such as behavioral science and marketing) that act as centralized hubs of knowledge and resources
- Our team members have a long tenure and develop specific expertise

25

             Product, Marketing & Technology  Neal Menashe, CEORichard Hasson, President & COO

   Our Products: Betway & Spin          20+ Casino brands  Single brand      27

 Betway: High Growth Global Sportsbook  +197%Monthly Sports Bettors1  28  1. Oct-19 to Oct-21.  +129%Increase in Sports Wagering1+313%Number of betsplaced1

Spin: Best-in-Class Online Casino Content & Monetization



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Deposit

4 Million+

Unique Monthly Offers[1]

~80,000

Bets Placed per Minute[2]

102%

New Customer Revenue Retention Rate[3]

1. October 2021
2. At peak times
3. Net gaming revenue (NGR) from new customers in their second calendar month since acquisition as percentage of NGR from the same customers in their calendar month of acquisition, averaged for all new customers acquired in the 12 months to 30 June 2021.

29

   MGA, athird-party game offered in Spain,is essential for strong performance in that market  Global Business with Localized Offerings    The African market is dominated by parlay betting and ourin-country teams listen to our customers when deploying new offerings    We tailor our products to a variety of environments and preferences with Betway offerings including popular global sports such as cricket  30

 Betway & Spin: ~50/50 Revenue Split  31        51% Spin  1. Cash flow conversion defined as Operational EBITDA less interest expense, tax expense and capital expenditures.  Betway 49%  H1 2021 NGR Contribution of Betway & Spin  ~23%H1 2021Operational EBITDA Margin  ~88%H1 2021EBITDA to FCF1

Successful and Distinct Approach to Branding and Marketing

- The sports-centric Betway brand **focuses on brand building and awareness** for high growth
- Spin Group casino brands employ affiliate and digital marketing campaigns to monetize and grow a **high-value customer base**
- The teams benefit from the **buying power** of the group and share **best practices**

	betway	spin
Customer Demographics	Pure sports and esports enthusiasts Hybrid customers: sports fans that also enjoy online casino Global and predominantly male customer base	Online casino customers looking for a premium experience Global customer base and balanced gender demographics
Key Channels	Brand Partnerships; TV/ATL; Affiliates; Digital (SEM/PPC/SEO); Retargeting	Affiliates; Digital (SEM/PPC/SEO); Retargeting; TV/ATL

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   Betway: Focus on Single Sports Brand  Local in Targeting Builds awareness through events in high consumption markets  Personal in ApproachEmotional connectivitykey to retention  Simple in Messaging Logo-only approach drives brand resonance  33  Global in NatureCreates awareness and trustwith the largest possible audience

       Spin: Focus on Digital Marketing        SEO – high ranking Google performance for targeted keywords  34  Affiliates – partnerships with key affiliates guarantee top placement  ATL – Multiple ATL campaigns with focus on key sporting events

Super Group is in Control of its Own Technology Stack

Technology Stack Highlights

Proprietary data and analytics engine is overlaid across all core technology stacks regardless of ownership

- Ensures accuracy, uniformity, and robustness of data
- Key to responsible gambling

Super Group companies operate a mix of own technology and long-term partnerships with leading third-party providers; this

- Increases speed to market
- Decreases friction associated with adjusting technology stack to new markets

Agreement with one of the leading gaming software and content providers for the exclusive provision of their sportsbook

Super Group Simplified Technology Stack


3rd Party Content
Own Content
3rd Party Integrations
Data and Analytics Engine
Core Super Group Technology
Proprietary PAMs and Sportsbooks
3rd Party PAMs and Sportsbooks
Product Offering
Proprietary or Exclusively Licensed
3rd Party

35

Betway: Operating Localized Technology Stacks

Europe

- Long-term, **exclusive relationships** with third party sportsbook technology providers
- 110-strong trading team that cover 24-hour demand globally
- Profitability enhanced through risk management systems – stable **~10% trading margin**



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Africa

- Proprietary sportsbook and platform **built specifically for the African market**
- Integrated to all major local payment providers
- Localized offering at scale: 200+ support staff covering 24-hour demand



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2020 Global Sportsbook KPIs[1]

~374K
In-Play Events

~7.3M
Markets Offered

~10%
Trading Margin

1. Figures exclude Africa.

36

     Behavioral & Data Science  Spencer McNally, Data & Analytics

Super Group's Unique Operational Advantage

Sophisticated **behavioral science models** coupled with **best-in-class technology** optimize and control the customer experience



Tailored sponsorship and marketing
Customized experiences
New Customer
Acquisition
Super group
sghc
Data & Analytics
Monetization
Existing Customer
Lower acquisition cost
Increased retention, decreased churn

20+ Years
Most loyal customer years of activity

3 – 6 month
Payback period on trackable advertising spend

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Evolution of Data Analytics

Since the 1990s our systems have evolved to **responsibly engage** customers with **optimally entertaining** and **profitable experiences**

Best in class since 2010s

AI & Machine Learning
- Using large data sets to drive more efficient process automation and more effective service of customer preferences

Personalized Offerings
- Real-time analysis to drive real-time offers and interactions
- Optimize for responsible engagement and entertainment

Leading the industry since 2000s

Customer Segmentation
- Deep customer analysis, understanding and evaluation
- Accurate customer modeling and profitability prediction

Free-Play
- Wide variety of account opening offers, customized by channel
- Beginnings of customized retention and reactivation offers

Innovating and iterating since 1990s

Customer Rebates
- Simple tiered loyalty schemes
- Monthly cashback and other simple rewards

Super group sghc

39

 Our Data Analytics Gives Us Unique Operational AdvantagesData driven, scientific approach to all elements of betting and gaming that has been refined over more than 20 years    Full control overstate-of-the art technology        Sophisticated BI and analytics supports product & customer experience optimization    Personalized customer experience builds a base of high-quality, loyal customers    Detailed and extensive data provides insights on the customer lifecycle, supporting real-time, responsible interactions and interventionsHigh-quality, scalable, highly flexible teams with attention to detail and high degree of autonomy, supported by strong centers of excellence  40

"Optimizing" the Customer Journey – Traditional Method

Simplistic Segmentation

Product	Churn	Deposit	Device
Sport	High	High	iOS
Casino	Medium	Medium	Android
Mostly Sport	Low	Low	
Mostly Casino			

Sup erficial use of customer attributes for allocation into buckets

Simplistic Frequency



New
Day 1 - 8
Day 8 - 30
Day 30+
Lapsed
Re-Activated

Overly-simplified recency metrics borrowed from brick & mortar loyalty schemes

Broad Baskets

- Basket 1
- Basket 2
- Basket 3
- Basket 4
- Basket 5

Overly-broad customer baskets

Outcomes

- Limited range of simplistic rewards with minimal influence on customer enjoyment
- Limited influence on customer profitability
- Minimal influence on effective product design or discovery
- Zero value for responsible gambling

…resulting in **essentially worthless results for predicting customer profitability**



41

Optimizing the Customer Journey – Effective Method

Customer Insights

- Customer demographics
- Marketing channels and interactions
- Financial actions and outcomes
- Product actions and outcomes
- Responsible gambling, risk, compliance
- Other customer actions and responses

and others…

Real Time Systems

- Metadata transformation
- Decision-making
- Execution and delivery

Customer Interface

- Product design and discovery
- Responsible gambling
- Pricing, offers, rewards and incentives
- Messaging

Other Systems

- Risk
- Compliance
- Fraud
- RG
- Customer Service

Feedback loop

Feedback loop

…resulting in an **impressive accuracy in predicting customer profitability**



42

Bespoke Content and Personalized Delivery

Bet Recommendation Engine

Customer-level **AI-driven** bet recommendations


betway

15 million daily customer-specific recommendations

Exclusive & Enhanced Content

Proprietary jackpot games


JACKPOT
£100,000
£50,000
£10,000
£5,000
£1,000
CLUB
Score 5 more and win the JACKPOT
CASH OUT (£500)
£288.50

Enhanced customer engagement

Custom Messaging

Customer-level, in-client messaging **based on live triggers**


betway
WE'VE NOTICED A CHANGE IN YOUR GAMBLING
Find Out More

Key to responsible gambling

43

Our Offerings Are Tailored to Each Market

Market A

- Majority of bets are parlays with many legs and high odds
- Low in-play wagering
- Low average bet size
- Low customer lifetime values
- Majority of customers wager on one sport only

Market B

- Majority of bets are singles at low to moderate odds
- Significant in-play wagering
- Moderate average bet size
- Moderate customer lifetime values
- Average customer wagers on two sports or more


betway
Mkeka
Mikeka Yangu
Mkeka Mechi Moja
Mkeka Mechi Nyingi (5)
Arsenal
Chelsea
Draw
Crystal Palace
Everton
Ondoa Zote
Jumla ya Odds 25.29
betway
RMA
1 : 0
SHA

Localized offering by market

sghc Super group

44

 Data is Central to Our Safe Gaming StrategyData is used to provide an engaging entertainment experience in a safe and secure environment as well as identify potential issues  Deposit LimitsSet deposit limits for any period of time  Take A BreakSet a break period from anything from 24 hours to six weeks  Session RemindersSet a timer to help limit play  Self-ExclusionOption to self-exclude and stop gambling with us altogether              45

         Global Growth Opportunities  Neal Menashe, CEORichard Hasson, President & COO

Super Group is Poised for Significant Future Growth

Our business model allows us to **replicate success** in new markets

Global Online Betting and Gaming Revenue (GGR) ($bn)[1]



Online Gaming
Online Betting
CAGR 10%
$68
$28
$40
$125
$53
$72
2020
2025E

1. Proven success in entering new markets

20+ years of experience in entering and scaling in new markets

2. High brand awareness

Driven by successful sponsorship and one sports brand approach coupled with multi-brand casino

3. Flexible technology

Adaptable technology stack to capture nuances of individual markets

4. Data driven approach

Large and ever-growing database to tailor experience to constantly evolving customer profiles

1. H2 Gambling Capital. Total interactive gaming and betting revenue as of 21-Oct-2021.

47

Industry Reaction to Regulation

Impacts of Regulation

- *Lower operation expenses (e.g. processing, software)*
- *Increased marketing opportunities*
- *Attracts larger user base*
- *Growth in market (TAM)*
- *Increased barriers to entry*

- *Improved public perception*
- *Introduction of gaming tax*
- *Heightened competition*
- *Increased marketing expense*



EBITDA
Short-term constraints on EBITDA
Increased benefits of regulation outweigh constraints
Time

48

 Strong Tailwinds from New Market Regulation        Online Gaming Sports Betting  2016ASpain  Worldwide trend towards legalization of betting and gamingBetting traditionally regulated first with gaming followingLegalization of online betting and gaming has led to market expansion in key territoriesOnline Betting and Gaming Revenue (GGR) ($bn)1        $0.4  $3.4  2010AUK  2005A  $1.8  $1.1  $5.5  2020A   $0.4   $2.9  $8.9  Online betting and gaming regulated in 2005 ~6x TAM growth 5 years post regulation~20x TAM growth to 2020A    $0.3  49  1. H2 Gambling Capital. Total interactive gaming and betting revenue as of 21-Oct-2021. Excludes Lotteries.  $0.7  $0.2  2011A  $0.4  $0.5  $0.5  $0.6  2020A  $0.8  $1.2  Online betting and gaming regulated in 2011 ~2x TAM growth 5 years post regulation~3x TAM growth to 2020A

Replicating Success in the U.S.

Super Group has executed a binding, definitive agreement to acquire **US-based Digital Gaming Corporation ("DGC")**, subject to regulatory approvals and other customary closing conditions; **DGC is already licensed in multiple US states and is applying for licenses in others**

Market access in up to 11 US States[1] with plans to operate across N. America[2]

Leverage partnerships with global sports brands



Betway brand live in state
Betway brand due to be live by February 2022
Market access agreement in place for the Betway brand pending regulation
IA
PA
NJ
IN
OH
CO
KS
MO
AZ
MS
LA

1. Market access in the US through DGC.
2. Where legally allowed based on local state and provincial regulations.

50

Additional Opportunities to Further Scale the Company

A public listing establishes a **U.S. equity currency** that will help facilitate **additional growth opportunities**

Tuck-in M&A	• Ability to use our public currency to execute on our acquisition strategy • Acquire companies with high value technology • Acquire B2C online casino and sports betting companies in key regional markets
Strategic Partnerships	• Commercial comfort for new partners • Ability to offer partners non-cash consideration in commercial deals
Enter New Markets	• Leverage brand and successfully penetrate new markets
Consolidating Industry	• Public currency allows Super Group to participate in today's active M&A environment sghc Super group

51

             Alinda van Wyk, CFOSpencer McNally, Data & Analytics  Financial Overview

Continued Strong Momentum in H1

GGR	NGR	EBITDA	Free Cash Flow Conversion	Monthly Active Customers
$1.08bn	$769m	$179m	88%	2.5m+
+34%	+56%	+86%	+18%	+127%
1H20 – 1H21	1H20 – 1H21	1H20 – 1H21	FY2020 – 1H21	1H20 – 1H21

sghc Super group

53

 Exceptional Growth in Active Customers in Recent Years  ~186%Increase since Q1 2019  Average Monthly Active Customers (m)      0.9  54  0.9  1.0  1.2  1.3  1.0  1.7  2.1  2.62.4  Q3 2020  Q2 2020  Q3 2019  Q1 2019  Q2 2019  Q4 2019  Q1 2020  Q4 2020  Q1 2021  Q2 2021

Loyal and Engaged Customer Base while Growing

Gross Gaming Revenue (GGR) by Cohort


2021
2020
2019
2018
2017
Pre-2017
18%
36%
19%
27%
32%
27%
17%
24%
38%
22%
16%
24%
43%
20%
14%
23%
16%
34%
18%
12%
20%
37%
22%
14%
11%
17%
42%
20%
14%
9%
15%
50%
17%
11%
8%
14%
19%
39%
14%
9%
7%
12%
33%
30%
12%
8%
6%
11%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

Consistent GGR Growth QoQ

+14%
2Q18 – 2Q19

+14%
2Q19 – 2Q20

+19%
2Q20 – 2Q21

55

           $50  $245  Benefits of Operating Leverage  Our organic growth is driven by both new and existing markets; we consider all acquisitions, but assume only organic growth1Estimated Net Gaming Revenue ($bn) Estimated EBITDA ($m)  56  Note: Derived from BAU model, excludes DGC and investment in the U.S. Historic numbers reported in EUR and converted to USD at the average monthly exchange rate.Blended yearly EUR:USD of 1.20 (2019), 1.14 (2020), 1.22 (2021 & 2022)1. BAU refers to “business as usual.” Super Group explores potential acquisitions, but BAU model assumes no inorganic growth.          $0.9  2021E  2019A  2022E  2020A  $1.1  $1.5+  $1.7+      CAGR 25%  29%  35%  13%  Super Group % YoY Growth  2021E23%43%  2019A  2020A22%390%  2022E  $420+  $350  % of NGR  25%20%  % YoY Growth  6%        CAGR 103%

Highly Scalable Platform Drives Operating Leverage

Line Item	Type of Cost	% Cost Base	Operating Leverage	Commentary
Direct Expenses Gaming tax, license costs and other tax Processing & fraud costs Software fees Other	**Variable**	**42% - 46%**	○	• Gaming taxes and license costs • Security and processing of deposits and withdrawals • Software fees paid to content and product providers
Marketing Affiliates, non-affiliate marketing, sponsorships / LED	**Variable and Fixed**	**31% - 35%**	◐	• Marketing by channel: acquisition, retention, search optimization, digital and affiliates, brand marketing and sponsorships
General and Administrative Expenses Staff Technology and infrastructure Legal, regulatory, consulting Other operational costs	**Fixed**	**21% - 25%**	●	• Staff costs • Professional service (legal, regulatory audit, licensing) • Technology and infrastructure costs sghc Super group

57

 Strong and Efficient Free Cash Flow Conversion  58  Operational EBITDA    Less: Interest Expense  Debt-free balance sheet with no financing obligations  Less: Tax Expense  Super Group is domiciled in a low-tax jurisdiction  Less: Capex=  Mix of third-party and owned technology reduces capex requirements  Free Cash Flow  Enables pursuit of M&A or return capital to shareholders          ~75% cash flow conversion in 20201  1. Cash flow conversion defined as Operational EBITDA less interest expense, tax expense and capital expenditures.  Super Group generates strong free cash flow conversion that directly benefits our shareholders  ~88% cash flow conversion in H1 20211

     Neal Menashe, CEO  Closing Summary

Investment Summary

- ✓ Global reach and scale
- ✓ Unique mix of high growth and profitability
- ✓ Asset-light business model
- ✓ Data-driven, customer-centric digital business
- ✓ Control of best-in-class technology
- ✓ Financial flexibility with solid balance sheet
- ✓ Instant value creation from the SEAH/SGHC combined team and benefits of public status betway

sghc Super group

60

             Q&A

         Appendix

 Detailed Pro Forma Share Count  63  Total Capitalization  Shares (m)  Super Group pre-closing holders1  428.5  Conversion of SEAC common stock2  45.0  Conversion of SEAC warrants3  11.3  Shares issued and outstanding  484.8      Additional Securities  Shares (m)  Assumption of SEAC warrants4 (strike price: $11.50)  22.5  Earnout shares I (earnout trigger: $11.50)5  11.6  Earnout shares II (earnout trigger: $12.50)5  11.6  Earnout shares III (earnout trigger: $14.00)5  23.3  Total Additional Securities  69.0  1 Assumes Super Group shareholders receive $465m of cash consideration and $4.29bn of equity consideration, based on a $4.75bn pre-money equity valuation and $10 share price.2 5m shares issued in exchange for 45m Class A shares of SEAC issued as part of units in SEAC’s IPO.3 11.3m shares issued in exchange for 11.3 Class A shares of SEAC to be issued immediately prior to the closing of the business combination upon automatic conversion ofSEAC’s outstanding Class B common stock into Class A shares of SEAC.4 22.5m shares issuable on exercise of outstanding SEAC warrants assumed as part of the business combination; each warrant with a strike price of $11.50.5 Payable if, at any time during the period beginning on the date of the business combination agreement and ending on the five year anniversary of the closing, the closing shareprice equals or exceeds the earnout trigger for 20 trading days in any 30 consecutive trading day period.

 Financial Information  64  (in $ millions)  FY2019A2  FY2020A2  FY2021E  FY2022E  NGR  $874  $1,114  $1,500+  $1,700+  Other Revenue1  43  63  80  83  Total Revenue  917  1,177  1,580+  1,783+  % NGR Growth    27.5%  34.6%  13.3%  Operational EBITDA3  50  245  350  420+  % NGR Margin  5.7%  22.0%  23.3%  24.7%  % Growth    390.0%  42.9%  20.0%  Note: Derived from BAU model, excludes DGC and investment in the U.S. Historic numbers reported in EUR and converted to USD at the average monthly exchange rate. Blended yearly EUR:USD of 1.20 (2019), 1.14 (2020), 1.22 (2021 & 2022)1. Brand fee.2. Change in NGR and Operational EBITDA from April 2020 Investor Presentation due to audit adjustments.3. Operational EBITDA excludes unrealised FX gains / losses, and exceptional and extraordinary charges not relating to the operations of the business.

 Reconciliation to Financial Statements in F-4 – NGR  1 Discrepancies due to rounding error.  65  (in millions)  FY2020A  H12021A  Comments  F-4 NGR (EUR)  €908  €667    F-4 NGR (USD)  $1,040  $804    (+) Entity consolidation or disaggregation  144  11  Investor presentation assumes full year consolidation of all relevant entities into Super Group  (+) Audit Adjustments  ($6)  2  Relating to the audit and other financial adjustments that were ongoing at the time of publishing initial investor presentation. Bonus adjustments and exclusion of countries not considered part of Super Group going forward strategy  (-) Other Revenue  ($63)  (46)  Brand fee. Not part of NGR, albeit part of Revenue  Investor Presentation NGR  1,1141  7701    Note: Excludes DGC and investment in the U.S. All values reported in EUR and converted to USD at daily rates, resulting in a 2020 blended yearly weighted-average rate of 1.14 and H1 2021 of 1.21.

Reconciliation to Financial Statements in F-4 – EBITDA

(in millions)	FY2020A	Comments
F-4 EBITDA (EUR)	€181	
F-4 EBITDA (USD)	**$206**	
(+) Entity consolidation or disaggregation	55	Investor presentation assumes full year consolidation of all relevant entities into Super Group
(+) Audit Adjustments	(1)	Relating to the audit and other financial adjustments that were ongoing at the time of publishing initial investor presentation. FX adjustments, net goodwill adjustments, capitalisation of development costs, and exclusion of countries not considered part of Super Group going forward strategy
Investor Presentation Operational EBITDA	**$259**[1]	
(+) Audit Adjustments	(14)	Relating to the audit and other financial adjustments that were ongoing at the time of publishing initial investor presentation. Mostly relating to capitalization adjustments
Operational EBITDA	**$245**	

Note: Excludes DGC and investment in the U.S. All values reported in EUR and converted to USD at daily rates, resulting in a 2020 blended yearly weighted-average rate of 1.19. The rate differs from the weighted-average rate for NGR owing to revenue flows over time being relatively uniform with relatively stable growth, whereas certain significant expenses occur or are accounted for on a more sporadic basis. H12021A not shown as EBITDA not included as part of revised F-4.
[1] Discrepancies due to rounding error.

66

Glossary of Terms  Term  Definition  Super Group  Holding company for leading global sports betting and gaming business Betway, a premier online sports betting brand, and Spin, a multi- brand online casino offering. All financial and operational metrics are presented on a pro-forma basis to show a like-for-like comparison with forecasts that assume the consolidated group structure as at closing  Financial Results  Actual results are unaudited. Super Group is in the process of completing full audits which will be finalized before closing of the transaction  $  United States Dollar (USD)  Wagers  Gross dollar value of bets made on Super Group’s various sports and casino platforms  GGR  Gross Gaming Revenue; Gross dollar value of bets less payouts  NGR  Net Gaming Revenue; GGR less bonuses, progressive jackpot contributions, VAT and GST  Monthly Active Customers  Number of unique customers who placed a wager in a month  Cohort  Customers acquired during a specific period (usually a month)  ROI  Return on Investment; Current value of investment less cost of investment all divided by cost of the investment  DGC  Digital Gaming Corporation (‘DGC’) has secured market access deals in up to an initial 10 states.Super Group has executed a definitive agreement to acquire DGC, subject to regulatory approvals and other customary closing conditions  67